EXHIBIT 23

Independent Auditors’ Consent

The Board of Directors
Allergan, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-29528, 33-44770 and 333-09091) on Form S-8 of Allergan, Inc. of our report dated June 20, 2003, with respect to the statements of net assets available for plan benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related schedule for the year ended December 31, 2002, which report appears in the December 31, 2002 Annual Report for the Allergan, Inc. Savings and Investment Plan on Form 11-K of Allergan, Inc.

                                                                                                                       /s/ KPMG LLP

Orange County, California
June 26, 2003